UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Achaogen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004449104

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,579,910*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,579,910*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,579,910*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%*
14	TYPE OF REPORTING PERSON

IN

* Represents (i) 5,507,740 Shares held by Mr. Duggan (as defined herein) and (ii) 72,170 Shares held by Genius Inc. (as defined herein).

2

CUSIP NO. 004449104

1	NAME OF REPORTING PERSON

GENIUS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		72,170
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

72,170
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

72,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 004449104

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 5,507,740 Shares owned directly by Mr. Duggan is approximately $85,938,201, including brokerage commissions. Such Shares were acquired with personal funds. The aggregate purchase cost of the 72,170 Shares owned by Genius Inc., which Mr. Duggan is the sole shareholder of and may be deemed to be beneficially owned by Mr. Duggan, is approximately $1,630,879, including brokerage commissions. Such Shares were acquired with working capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) –(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 42,393,609 Shares outstanding, as of November 2, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2017.

A.       Mr. Duggan

(a)	As of the close of business on December 8, 2017, Mr. Duggan directly owned 5,507,740 Shares. As the sole shareholder of Genius Inc., Mr. Duggan may be deemed the beneficial owner of the 72,170 Shares owned by Genius Inc.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 5,579,910
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,579,910
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Duggan since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.       Genius Inc.

(a)	As of the close of business on December 8, 2017, Genius Inc. beneficially owned 72,170 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,170
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,170
4. Shared power to dispose or direct the disposition: 0

(c)	Genius Inc. has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

4

CUSIP NO. 004449104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017

GENIUS INC.

By:	/s/ Ryan Flake
	Name:	Ryan Flake
	Title:	Chief Financial Officer

/s/ Robert W. Duggan
Robert W. Duggan

5

CUSIP NO. 004449104

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

Common Stock	50,793	13.99	10/20/2017
Common Stock	58,000	13.52	10/23/2017
Common Stock	40,000	13.21	10/25/2017
Common Stock	30,000	12.77	10/26/2017
Common Stock	21,000	12.61	10/30/2017
Common Stock	10,000	12.50	11/01/2017
Common Stock	10,000	12.97	11/02/2017
Common Stock	25,900	13.38	11/07/2017
Common Stock	6,200	13.87	11/08/2017
Common Stock	23,300	14.03	11/09/2017
Common Stock	80,000	11.41	11/30/2017
Common Stock	15,000	11.32	12/01/2017
Common Stock	60,000	10.47	12/05/2017
Common Stock	60,000	10.44	12/06/2017
Common Stock	2,015,000	10.60	12/07/2017